PROSPECTUS Dated January 24, 2001                    Pricing Supplement No. 3 to
PROSPECTUS SUPPLEMENT                       Registration Statement No. 333-47576
Dated January 24, 2001                                          January 30, 2001
                                                                  Rule 424(b)(3)

                        Morgan Stanley Dean Witter & Co.
                          MEDIUM-TERM NOTES, SERIES C
                           Senior Floating Rate Notes


     We will not redeem these Medium-Term Notes, Series C (Senior Floating Rate Notes) prior to the maturity date. We describe the basic features of this type of note in the section called "Description of Notes--Floating Rate Notes" in the accompanying prospectus supplement, subject to and as modified by the provisions described below.

     These Senior Floating Rate Notes are being offered on a global basis. See "Series C Notes and Series C Units offered on a Global Basis" in the accompanying prospectus supplement.


Principal Amount:          $125,000,000

Maturity Date:             January 31, 2006

Settlement Date
 (Original Issue Date):    February 6, 2001

Interest Accrual
  Date:                    February 6, 2001

Interest Payment
 Dates: Each February 6, May 6, August 6 and November 6, commencing May 6, 2001, and at maturity

Initial Interest Rate:     To be determined two London banking days prior to the
                           Original Issue Date

Base Rate:                 LIBOR

Index Maturity:            3 Months

Spread
 (Plus or Minus):          Plus 0.40% per annum

Index Currency:            U.S. Dollars

Interest Payment
 Period:                   Quarterly

Specified Currency:        U.S. Dollars

Issue Price:               100%

Initial Interest Reset
  Date:                    May 6, 2001

Interest Reset Dates:      Same as Interest Payment Dates

Interest Reset Period:     Quarterly

Interest Determination
 Dates:                    Two London banking days prior to each Interest
                           Reset Date

Reporting Service:         Telerate (Page 3750)

Book Entry Note or
 Certificated Note:        Book Entry Note

Senior Note or
 Subordinated Note:        Senior Note

Agent:                     Morgan Stanley & Co.Incorporated

Calculation Agent:         The Chase Manhattan Bank

Minimum Denomination:      $1,000

CUSIP:                     61745ERE3

Common Code:               61745ERE3

ISIN:                      US61745ERE31


                                                        (continued on next page)

      Terms not defined above have the meanings given to such terms in the accompanying prospectus supplement.

                           MORGAN STANLEY DEAN WITTER


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United States Federal Income Tax Consequences to Non-U.S. Holders

     The following discussion describes certain United States federal income tax consequences to "Non-U.S. Holders" of purchasing, owning and disposing of the Medium-Term Notes, Series C, Senior Floating Rate Notes due January 31, 2006 (the "Notes"). As used herein, the term "Non-U.S. Holder" means an owner of Notes that is, for United States federal income tax purposes, (i) a nonresident alien individual, (ii) a foreign corporation, (iii) a nonresident alien fiduciary of a foreign trust or estate or (iv) a foreign partnership one or more of the members of which is, for United States federal income tax purposes, a nonresident alien individual, a foreign corporation or a nonresident alien fiduciary of a foreign trust or estate. The following summary does not deal with persons that are not Non-U.S. Holders or that are subject to special rules, such as nonresident alien individuals who have lost United States citizenship or who have ceased to be taxed as United States resident aliens, corporations that are treated as foreign personal holding companies, controlled foreign corporations or passive foreign investment companies, and certain other Non-U.S. Holders that are owned or controlled by persons subject to United States federal income tax. In addition, the following summary does not apply to persons for whom interest or gain on Notes is effectively connected with a trade or business in the United States. If you are considering the purchase of Notes, you should consult your tax advisors with regard to the application of the United States federal income tax laws to your particular situation as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. This discussion is based on the Code and administrative interpretations as of the date hereof, all of which are subject to change, including changes with retroactive effect. Capitalized terms appearing herein and not defined have the meanings assigned to such terms in the prospectus supplement.

     Subject to the discussion below concerning backup withholding, payments on the Notes by Morgan Stanley Dean Witter & Co. or a paying agent to a Non-U.S. Holder, and gain realized on the sale, exchange or other disposition of such Notes, will not be subject to United States federal income or withholding tax, provided that: (i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of Morgan Stanley Dean Witter & Co. entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to Morgan Stanley Dean Witter & Co. through stock ownership, and is not a bank receiving interest described in Section 881(c)(3)(A) of the Code; (ii) the statement required by Section 871(h) or Section 881(c) of the Code has been provided with respect to the beneficial owner (generally on IRS Form W-8 BEN); and (iii) such Non-U.S. Holder is not an individual who is present in the United States for 183 days or more in the taxable year of disposition, or such individual does not have a "tax home" (as defined in Section 911(d)(3) of the Code) or an office or other fixed place of business in the United States.

     A Non-U.S. Holder will generally not be subject to backup withholding or information reporting with respect to payments on, and to proceeds of the sale before maturity of, the Notes if required certification of the holder's non-United States status is provided to Morgan Stanley Dean Witter & Co. or its paying agent. The statement required to avoid United States federal withholding tax (described above) will satisfy the certification requirements necessary to avoid the backup withholding tax as well. Non-U.S. Holders of Notes should consult their tax advisors regarding the application of information reporting and backup withholding requirements or rules to their particular situations, the availability of an exemption from the information reporting and backup withholding requirements, and the procedure for obtaining an exemption, if available. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such Holder's United States federal income tax liability and may entitle the Holder to a refund provided that the required information is furnished to the IRS.

The United States federal income tax discussion set forth above is included for general information only and may not be applicable depending on a Non-U.S. Holder's particular situation. Persons considering the purchase of Notes should consult their own tax advisors with regard to the tax consequences to them of the ownership and disposition of the Notes.